
02006837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 01 2002
352

H6

UF3-11-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Williams Capital Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue, 10th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory V. Mullen — (212) 830-4521
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first middle name)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Christopher J. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Williams Capital Group, L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

Chairman & Chief Executive Officer

Title

[signature]

MARIA CASANOVA
Notary Public, State of New York
No. 01CA6028101
Qualified in Westchester County
Commission Expires July 19, 2005

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 01 2002
352
SECTION

The Williams Capital Group, L.P.

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Partners of
The Williams Capital Group, L.P.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of The Williams Capital Group, L.P. and its subsidiary (the "Partnership") at December 31, 2001 in conformity with accounting principles generally accepted in the United States. This financial statement is the responsibility of the General Partner; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2002


MAR 01 2002

The Williams Capital Group, L.P.
Consolidated Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 8,383,196
Securities owned, pledged at market value	31,964,414
Receivable from clearing broker	1,255,388
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,149,180	406,692
Security deposit	375,000
Deposits with clearing brokers	371,810
Other assets	1,182,534
Total assets	$ 43,939,034

Liabilities and partners' capital

Securities loaned	$ 31,708,551
Accounts payable and accrued expenses	4,309,533
Payable to clearing brokers	413,657
Commitments (Note 8)	
Partners' capital	7,507,293
Total liabilities and partners' capital	$ 43,939,034

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

The Williams Capital Group, L.P. (the "Partnership") is a Delaware limited partnership. The Partnership is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Partnership's primary business is securities brokerage and execution for institutional investors in equities and fixed income securities, and underwriting and trading of equity and fixed income securities.

Williams Capital International Limited, a wholly owned subsidiary of the Partnership, organized in the United Kingdom, conducts securities brokerage and trading activities. Williams Capital International Limited is a member of the Financial Services Authority.

2. Significant Accounting Policies

Basis of presentation
The consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiary. All intercompany balances and transactions are eliminated in consolidation.

Securities owned, pledged
Under FAS 140, securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. As substantially all securities owned have been lent under a securities lending agreement they have been reclassified accordingly.

Securities owned are carried at market value and are composed primarily of commercial paper.

Fixed assets
Fixed assets are carried at cost and are depreciated on a straight-line basis using an estimated useful life ranging from three to five years. Leasehold improvements are carried at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvements or the term of the lease.

Deposits with clearing brokers
Deposits with clearing brokers is composed of U.S. Treasury Bills and cash held by the Partnership's clearing brokers.

Security deposit
The security deposit is composed of cash and certificates of deposit, which collateralize letters of credit held by the lessor.

Securities lending activities
Securities loaned transactions are reported as collateralized financings. The Partnership engages in overnight financing transactions under which it receives cash and delivers securities and other collateral. At December 31, 2001, the market value of securities loaned which can be sold or repledged total $31,708,551.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Related Party Transactions

The general partner of the Partnership is The Williams Capital Group, Inc., whose stockholders were 53.76% limited partners in the Partnership at December 31, 2001. Certain stockholders of the general partner are also salaried employees of the Partnership.

4. Benefit Plan

All full-time employees of the Company are eligible to participate in the Company's 401(k) Plan (the "Plan") under which participants can elect to defer up to 15% of their compensation up to $10,500.

5. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6.67% of aggregate indebtedness, as defined. At December 31, 2001, the Partnership had net capital of $8,005,876 which exceeded the minimum net capital requirement of $269,128 by $7,736,748. The Partnership's ratio of aggregate indebtedness to net capital was 0.50 to 1.

6. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced to, and cleared through the Partnership's clearing brokers. Pursuant to an agreement between the Partnership and its clearing broker, the clearing broker has the right to charge the Partnership for unsecured losses that result from customers' failure to complete such transactions.

The Partnership does not anticipate nonperformance by customers or the clearing broker in the above situation. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of the customers and the clearing broker with which it conducts business.

7. Commitments

The Partnership entered into lease agreements. Aggregate minimum future rental payments are as follows:

Year ending December 31,	
2002	$ 466,721
2003	471,622
2004	471,622
2005	471,622
2006	327,719
Total minimum future rental payments	$ 2,209,306

8. Line of Credit

The Partnership has entered into a $13,000,000 subordinated line of credit with a financial institution. At December 31, 2001, the Partnership had no balances outstanding against this facility.

9. Derivative Instruments

The Partnership trading activities may include from time to time the use of futures contracts to mitigate the risk of corporate and agency securities positions. This activity involves, to varying degrees, an element of market risk in excess of the amount recorded in the Partnership's consolidated statement of financial condition.

10. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Consolidated Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Consolidated Statement of Financial Condition (including deposits, securities owned, receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are carried at fair value and are short-term in nature.

11. Option Plan

The Partnership's option plan provides for the granting to key employees of nonqualified options to purchase units of partnership interest. Under the Plan, certain options vest on December 31, 2002, or such earlier "vesting date," as defined, and the remainder vest immediately upon issuance. To the extent that the options become exercisable, they must be exercised within thirty days. A summary of the Partnership's option activity at December 31, 2001 follows:

	December 31, 2001		
	Number of Units		Weighted Average Exercise Price
	Vesting Date		
	December 31, 2002	No Vesting Date	
Outstanding at beginning of year	135,000	292,685	$0.79
Forfeited		(15,145)	0.37
Outstanding at end of year	135,000	277,540	$0.67

Outstanding options have exercise prices ranging from $0.03 to $1.14.